FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza approved in Japan for early breast cancer

25 August 2022 07:00 BST

Lynparza approved in Japan as adjuvant treatment for patients with BRCA-mutated HER2-negative high-risk early breast cancer

First and only approved medicine targeting
BRCA mutations in early breast cancer

AstraZeneca and MSD's Lynparza (olaparib) has been approved in Japan for the adjuvant treatment of patients with BRCA-mutated (BRCAm), HER2-negative early breast cancer at high risk of recurrence.

This approval by the Japanese Ministry of Health, Labour, and Welfare was based on results from the OlympiA Phase III trial published in The New England Journal of Medicine in June 2021.1 In the trial, Lynparza demonstrated a statistically significant and clinically meaningful improvement in invasive disease-free survival (iDFS), reducing the risk of invasive breast cancer recurrences, new cancers, or death by 42% versus placebo (based on a hazard ratio [HR] of 0.58; 99.5% confidence interval [CI] 0.41-0.82; p<0.0001).

Lynparza also demonstrated a statistically significant and clinically meaningful improvement in overall survival, reducing the risk of death by 32% versus placebo (based on an HR of 0.68; 98.5% CI 0.47-0.97; p=0.009). The safety and tolerability profile of Lynparza in this trial was in line with that observed in prior clinical trials.

Breast cancer is the most diagnosed cancer worldwide with an estimated 2.3 million patients diagnosed in 2020.2 In Japan, an estimated 95,000 people will be diagnosed with breast cancer in 2022, and over 15,000 will die from the disease.3,4 Out of the approximately 80% of patients with HER2-negative breast cancer, about 11% have BRCA mutations.5,6

Professor Andrew Tutt, Global Chair of the OlympiA Phase III trial and Professor of Oncology at The Institute of Cancer Research, London, and King's College London, said: "Today's approval marks a new era of care for patients in Japan. For patients with high-risk early-stage breast cancer, including those with germline BRCA mutations, recurrence rates remain unacceptably high, with more than one in four of these patients seeing their cancer return following surgery and systemic treatment. Today's approval offers eligible patients in Japan an effective and targeted treatment that improves survival and helps to prevent cancer recurrence."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said:  "Today's approval marks a significant leap forward for breast cancer patients in Japan, where it is the most commonly diagnosed cancer among women. Patients with BRCA mutations have high rates of disease recurrence and lower survival, and Lynparza has been shown to significantly reduce both the risk of recurrence and death. We hope this approval sets a new, much-needed standard of care for these early breast cancer patients in Japan."

Dr Eliav Barr, Senior Vice President, Head of Global Clinical Development and Chief Medical Officer, MSD Research Laboratories, said: "With this approval, Lynparza becomes the first and only PARP inhibitor available for patients with BRCA-mutated HER2-negative early breast cancer in Japan. This further reinforces the critical need to conduct BRCA testing at the point of diagnosis so that all eligible patients can be identified."

In March 2022, Lynparza was approved in the US for the treatment of germline BRCAm (gBRCAm), HER2-negative high-risk early breast cancer, followed by approval in the EU in August 2022 based on the results of the OlympiA Phase III trial. Lynparza is also approved in the US, EU, Japan, and many other countries for the treatment of patients with gBRCAm, HER2-negative, metastatic breast cancer previously treated with chemotherapy based on results from the OlympiAD Phase III trial. In the EU, this indication also includes patients with locally advanced breast cancer.

Notes

Early breast cancer
Early breast cancer is defined as cancer confined to the breast with or without regional lymph node involvement, and the absence of distant metastatic disease.7,8 In Japan, breast cancer is both the most commonly diagnosed cancer overall and the most prevalent cancer among women.9 Over 90% of breast cancer patients in Japan are diagnosed with early disease.10 In 2020, breast cancer accounted for an estimated 2.3 million new cases and approximately 700,000 deaths worldwide.2 Despite advancements in the treatment of early breast cancer, up to 30% of patients with high-risk clinical and/or pathologic features recur within the first few years and patients with gBRCA mutations are more likely to be diagnosed at a younger age than those without these mutations.11,12

Breast cancer is one of the most biologically diverse tumour types with various factors fuelling its development and progression.13 The discovery of biomarkers in the development of breast cancer has greatly impacted scientific understanding of the disease.14

OlympiA
OlympiA is a Phase III, double-blind, parallel group, placebo-controlled, multicentre trial testing the efficacy and safety of Lynparza tablets versus placebo as adjuvant treatment in patients with gBRCAm, high-risk HER2-negative early breast cancer, who have completed definitive local treatment and neoadjuvant or adjuvant chemotherapy.15

The primary endpoint of the trial was iDFS defined as time from randomisation to date of first locoregional or distant recurrence or new cancer or death from any cause.1

The OlympiA Phase III trial is led by the Breast International Group in partnership with the Frontier Science & Technology Research Foundation, NRG Oncology, the US National Cancer Institute, AstraZeneca and MSD. The trial is sponsored by NRG Oncology in the US and by AstraZeneca outside the US.

BRCA
BRCA1 and BRCA2 are human genes that produce proteins responsible for repairing damaged DNA and play an important role maintaining the genetic stability of cells.11 When either of these genes is mutated or altered such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional alterations that can lead to cancer. Cancers with BRCA mutations are more likely to be sensitive to PARP inhibitors including Lynparza.16-19

Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as new hormonal agents - NHAs).

Inhibition of PARP proteins with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death.

Lynparza is currently approved in a number of countries across PARP-dependent tumour types with defects and dependencies in the DDR pathway including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for gBRCAm, HER2-negative metastatic breast cancer (in the EU and Japan this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in the EU and US); for gBRCAm metastatic pancreatic cancer; and HRR gene-mutated metastatic castration-resistant prostate cancer (BRCAm only in the EU and Japan).

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

The AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the US and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and Koselugo (selumetinib), a mitogen-activated protein kinase (MEK) inhibitor, for multiple cancer types.

Working together, the companies will develop Lynparza and Koselugo in combination with other potential new medicines and as monotherapies. The companies will develop Lynparza and Koselugo in combination with their respective PD-L1 and PD-1 medicines independently.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge and redefine the current clinical paradigm for how breast cancer is classified and treated, to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

AstraZeneca aims to continue to transform outcomes for HR-positive breast cancer with foundational medicines Faslodex and Zoladex and the next-generation oral selective oestrogen receptor degrader (SERD) and potential new medicine camizestrant.

The PARP inhibitor, Lynparza, is an approved targeted treatment option for early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD continue to research Lynparza in breast cancer patients with an inherited BRCA mutation.

Building on the initial approvals of Enhertu, a HER2-directed antibody drug conjugate (ADC), in previously treated HER2-positive metastatic breast cancer, AstraZeneca and Daiichi Sankyo are exploring its potential in earlier lines of treatment and in new breast cancer settings. Enhertu has received approval in the US in previously treated HER2-low metastatic breast cancer.

To bring much needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is testing immunotherapy Imfinzi in combination with other oncology medicines, including Lynparza and Enhertu, evaluating the potential of AKT kinase inhibitor, capivasertib, in combination with chemotherapy, and collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.    Tutt ANJ, et al. Adjuvant Olaparib for Patients with BRCA1- or BRCA2-Mutated Breast Cancer. N Engl J Med. 2021;384:2394-2405.
2.    International Agency for Research on Cancer. Globocan 2020 - Breast. Available at https://gco.iarc.fr/today/data/factsheets/cancers/20-Breast-fact-sheet.pdf. Accessed August 2022.
3.    Ganjoho. Projected Cancer Statistics. Available at https://ganjoho.jp/reg_stat/statistics/stat/short_pred_en.html. Accessed August 2022.
4.    Heer E, et al. Global burden and trends in premenopausal and postmenopausal breast cancer: a population-based study. Lancet Glob Health. 2020;8(8):e1027-37.
5.    Healthline. What Does It Mean to Have HER2-Negative Breast Cancer? Available at https://www.healthline.com/health/breast-cancer/her2-negative#:~:text=Most%20breast%20cancers%20are%20HER2,t%20produce%20too%20much%20HER2. Accessed August 2022.
6.    Winter C, et al. Targeted sequencing of BRCA1 and BRCA2 across a large unselected breast cancer cohort suggests that one-third of mutations are somatic. Ann. Oncol. 2016 Cancer.gov. Early-stage breast cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/early-stage-breast-cancer. Accessed August 2022.
7.    Cancer.gov. Early-stage breast cancer. Available at https://www.cancer.gov/publications/dictionaries/cancer-terms/def/early-stage-breast-cancer. Accessed August 2022.
8.    Cancer Research UK. Breast cancer stages, types and grades. Available at https://www.cancerresearchuk.org/about-cancer/breast-cancer/stages-types-grades/number-stages/stage-1. Accessed August 2022.
9.    Hattori M, et al. A systematic literature review of prognostic factors in patients with HR+/HER2− advanced breast cancer in Japan. Jpn J Clin Oncol. 2021;51(10):1498-508.
10.  Hayashi N, et al. Annual report of the Japanese breast cancer registry for 2017. Breast Cancer. 2020;27(5):803-9.
11.  O'Shaughnessy J, et al. Prevalence of germline BRCA mutations in HER2-negative metastatic breast cancer: global results from the real-world, observational BREAKOUT study. Breast Cancer Research. 2020;22(114).
12.  Colleoni M, et al. Annual Hazard Rates of Recurrence for Breast Cancer During 24 Years of Follow-Up: Results From the International Breast Cancer Study Group Trials I to V. J Clin Oncol. 2016;34(9):927-935.
13.  Yersal O and Barutca S. Biological subtypes of breast cancer: Prognostic and therapeutic implications. World J Clin Oncol. 2014;5(3):412-424.
14.  Rivenbark AG, et al. Molecular and Cellular Heterogeneity in Breast Cancer: Challenges for Personalized Medicine. Am J Pathol. 2013;183:1113-1124.
15.  ClinicalTrials.gov. Olaparib as Adjuvant Treatment in Patients with Germline BRCA Mutated High Risk HER2 Negative Primary Breast Cancer (OlympiA). Available at https://clinicaltrials.gov/ct2/show/NCT02032823. Accessed August 2022.
16.  Roy R, et al. BRCA1 and BRCA2: different roles in a common pathway of genome protection. Nat Rev Cancer. 2016;12(1):68-78.
17.  Wu J, et al. The role of BRCA1 in DNA damage response. Protein Cell. 2010;1(2):117-123.
18.  Gorodetska I, et al. BRCA Genes: The Role in Genome Stability, Cancer Stemness and Therapy Resistance. Journal of Cancer. 2019;10:2109-2127.
19. Li H, et al. PARP inhibitor resistance: the underlying mechanisms and clinical implications. Molecular Cancer. 2020;19:1-16.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary